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                                                                      Exhibit 41

Contacts: Robert M. Burton                             Felicia Vonella
          Director of Corporate Communications         Dewe Rogerson Inc.
          The United States Shoe Corporation           (212) 688-6840
          (513) 527-7471

                                                       Dan Burch
                                                       MacKenzie Partners, Inc.
                                                       Information Agent
                                                       (212) 929-5748

FOR IMMEDIATE RELEASE

U.S. SHOE CORPORATION AND LUXOTTICA ANNOUNCE DEFINITIVE MERGER AGREEMENT

     CINCINNATI, Ohio and MILAN, Italy April 21, 1995 -- The United States Shoe Corporation (NYSE: USR) and Luxottica Group S.p.A. (NYSE: LUX) today announced they have signed a definitive merger agreement under which Luxottica Acquisition Corp., an indirect wholly owned subsidiary of Luxottica Group, will purchase all outstanding common shares of U.S. Shoe for $28 per share in cash. The Boards of Directors of both companies have unanimously approved the agreement.

     The transaction, valued at approximately $1.4 billion, will be effected through an amendment of Luxottica's outstanding tender offer and is subject to certain conditions, including the receipt of at least two-thirds of the fully diluted common shares of U.S. Shoe, and the acquisition being authorized by U.S. Shoe shareholders at the "831" meeting required under Ohio law. Such meeting is scheduled for May 5, 1995, but may be adjourned to permit dissemination of revised proxy materials to U.S. Shoe shareholders. Unless otherwise extended, the tender is expected to close at midnight on May 5, 1995. U.S. Shoe's previously announced agreement to sell its footwear business to Nine West for approximately $600 million in cash and warrants will not be affected by this merger agreement.

     "I am extremely pleased that we have reached a definitive agreement with Luxottica, making good on our commitment to enhance value in the near term for our shareholders," said Bannus B. Hudson, President and Chief Executive Officer of U.S. Shoe. "We were successful in improving the performance of our optical and footwear operations in the past year, and made progress in positioning our apparel business for a turnaround. The success of our effort is evident in this agreement. Two months ago, our Board of Directors embarked on a strategy of enhancing value in the near term, and this transaction with Luxottica accomplishes just that for our shareholders."

     "We are delighted that an agreement has been executed today between Luxottica and U.S. Shoe for the combination of the two companies. The partnership between Luxottica and LensCrafters can now begin in earnest to build value for our shareholders, independent customers and all consumers who appreciate quality eyewear products. The future of these combined businesses, which are both industry leaders in their own rights, is exceptionally promising," said Claudio Del Vecchio, Managing Director of Luxottica.
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     U.S. Shoe also announced that the Distribution Date under its Rights
Agreement has been further extended until midnight, New York City time, on Friday, May 5, 1995, or such later date as the Board of Directors may determine.

     The United States Shoe Corporation is a specialty retailer of women's apparel, optical products and footwear, operating approximately 2,400 retail outlets and leased departments with such familiar names as Easy Spirit, Casual Corner, Petite Sophisticate, August Max Woman, and Capezio. The LensCrafters optical retailing business is the world's leading optical retailer with 604 retail stores.

     Luxottica Group S.p.A., based in Italy, is a world leader in the design, manufacture and marketing of high-quality eyeglass frames and sunglasses in the mid- and premium price categories. Luxottica's products, which are designed and manufactured in four facilities located in Italy and include over 1,700 styles available in a wide array of colors and sizes.










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